Exhibit 12

AETNA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended	Years Ended
	September 30,	December 31,

(Millions)	2001	2000		1999	1998	1997	1996

Pretax income (loss) from Continuing operations	$(66.9)	$(39.0	)(2)	$744.8	$842.0	$979.6	$(29.6	)(3)

Add back fixed charges	168.4	360.9		322.3	291.7	287.5	204.7

Income as adjusted	$101.5	$321.9		$1,067.1	$1,133.7	$1,267.1	$175.1

Fixed charges:

Interest on indebtedness	$101.9	$248.2		$232.7	$206.2	$213.9	$141.0

Portion of rents representative of interest factor	66.5	112.7		89.6	85.5	73.6	63.7

Total fixed charges	$168.4	$360.9		$322.3	$291.7	$287.5	$204.7

Preferred stock dividend Requirements(4)	—	—		56.9	103.4	103.4	51.2

Total combined fixed charges and preferred stock dividend Requirements(4)	$168.4	$360.9		$379.2	$395.1	$390.9	$255.9

Ratio of earnings to fixed Charges	0.60 (1)	0.89	(2)	3.31	3.89	4.41	0.86	(3)

Ratio of earnings to combined fixed charges and preferred stock dividends	0.60 (1)	0.89	(2)	2.81	2.87	3.24	0.68	(3)

(1)	Additional pretax income from continuing operations necessary to achieve both a ratio of earnings to fixed charges of 1.0 and a ratio of earnings to combined fixed charges and preferred stock dividends of 1.0, was approximately $66.9 million for the nine months ended September 30, 2001.

(2)	Pretax loss from continuing operations reflects a goodwill write-off of $310.2 million, a severance and facilities charge of $142.5 million and $57.8 million of change-in control related payments and other costs required to effect the spin-off of the Company from former Aetna. Additional pretax income from continuing operations necessary to achieve both a ratio of earnings to fixed charges and a ratio of earnings to combined fixed charges and preferred stock dividends of 1.0, was approximately $39.0 million for the year ended December 31, 2000.

(3)	Pretax loss from continuing operations reflects a severance and facilities charge of $801.7 million. Additional pretax income from continuing operations necessary to achieve a ratio of earnings to fixed charges of 1.0 was approximately $29.6 million for the year ended December 31, 1996. Additional pretax income from continuing operations necessary to achieve a ratio of earnings to combined fixed charges and preferred stock dividends of 1.0 was approximately $80.8 million for the year ended December 31, 1996.

(4)	Although the Company did not pay preferred stock dividends, preferred stock dividends paid by former Aetna Inc. have been included for purposes of this calculation for the years ending December 31, 1996, 1997, 1998 and 1999 (through the redemption date of July 19, 1999), as the preferred stock issued by former Aetna Inc. was issued in connection with the acquisition of U.S. Healthcare Inc. in 1996.